UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Silver Point Private Credit Fund

(Name of Issuer)

Silver Point Private Credit Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Steven Weiser

Two Greenwich Plaza, Suite 1

Greenwich, CT 06830

(203) 542-4200

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Steven Grigoriou, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 4, 2026, by Silver Point Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 933,641 of its outstanding common shares of beneficial interest, par value $0.01 per share (the “Shares”) at a price equal to the net asset value per Share as of September 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on August 31, 2026.

2.

95,455 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 95,455 Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended, representing 0.5% of the Shares of the Fund outstanding as of June 30, 2026.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $2,579,207.

4.

The payment of the purchase price of the Shares tendered was made in the form of a non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about October 29, 2026, to the tendering Shareholders a total of $2,579,207 representing the net asset value of the total amount of the Shares tendered by Shareholders, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $27.02 per Share as of the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER POINT PRIVATE CREDIT FUND

By:	/s/ James Kasmarcik
Name:	James Kasmarcik
Title:	Chief Compliance Officer

Dated: October 29, 2026

EXHIBIT INDEX

Exhibit

107	Filing Fee Table